September 23, 2014

Via EDGAR

Suzanne Hayes

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             OM Asset Management Limited

Amendment No. 4 to Registration Statement on Form S-1

Filed on September 18, 2014

File No. 333-197106

Dear Ms. Hayes:

This letter sets forth the response of OM Asset Management Limited (the “Company”) to the comment letter, dated September 22, 2014, of the staff of the Division of Corporate Finance (the “Staff”) to Amendment No. 4 to the Registration Statement on Form S-1 (the “Prior Registration Statement”).  In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences.  This letter is being filed with Amendment No. 5 to the Prior Registration Statement (the “Registration Statement”).

Unaudited Pro Forma Consolidated Financial Data, page 56

Notes to the Pro Forma Consolidated Statements of Operations, page 60

1.                                      We note your revised disclosures to page 8 provided in your supplemental response dated September 22, 2014, most notably the amount of ordinary shares reserved for future issuance under your Equity Incentive Plan and Non-employee Director Equity Incentive Plan. Although we understand final amounts may not have been approved or finalized by your board of directors, if the amount of equity securities (i.e. restricted stock and restricted stock unit grants) is known or substantially known, we would expect footnote disclosure describing the pro forma impact and the related terms.

Response:  The Company acknowledges the Staff’s comment and the Company does not believe further disclosure is necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Future Capital Needs, page 103

2.                                      We note your revised disclosure on page 103 that, prior to the consummation of this offering, you plan to enter into a new five-year, $350 million unsecured revolving credit facility. Please revise to disclose in further detail the material terms of the new credit agreement. For example, revise to explain how the financial covenant ratios are calculated and provide estimated calculations that assume your anticipated $175 million borrowing to fund the dividend payment. We may have further comments when you file the credit agreement as an exhibit.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 104 and 105 of the Registration Statement.  The Company notes that it will file the credit agreement as an exhibit to the Registration Statement in a later amended filing.

Compensation Discussion and Analysis, page 148

Exchange from Old Mutual plc Restricted Shares, page 159

3.                                      We note that you intend to give certain employees who hold unvested Old Mutual plc restricted shares the opportunity to exchange their Old Mutual plc shares for restricted shares of OM Asset Management currently held by OMGUK. Please tell us the exemption from the Securities Act registration requirements upon which you are relying for this transaction.

Response:  The Company advises the Staff that it believes that the transaction satisfies the requirements for a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Company believes that its conclusion is supported by (i) the status of each employee who will be offered an opportunity to participate in the transaction as an “accredited investor”, as that term is defined in Rule 501 of Regulation D, and thus able to fend for themselves, (ii) the fact that each such person participating in the transaction is an employee and intimately familiar with the Company’s business and affairs, (iii) the fact that the Company did not use any form of general solicitation or general advertising in making the offer and there are a total of 19 employees being offered the opportunity to participate in the transaction, (iv) the fact that the Registration Statement was not used to solicit employees to participate in the transaction and (v) the restrictions on the transferability of the shares received.

Consolidated Statements of Operations, page F-4

4.                                      We note that your pro forma calculation of basic and diluted earnings per share does not include the impact of the issuances of new equity instruments. We also note from your disclosure of restricted stock and restricted stock units on page 162 that these equity instruments contain features that allow these instruments to participate in dividends. Please address the following:

•                  Explain to us if these awards are considered participating securities as defined at ASC 260-10-45-61A. If so, revise your disclosures to present earnings per share under the two-class method by allocating the undistributed earnings of these instruments in your computation of earnings per share. Otherwise, explain to us why you believe this guidance is inapplicable. Refer to ASC 260-10-45-68B.

•                  Revise your earnings per share accounting policy to disclose the methods you use to compute basic and diluted earnings per share. For example, indicate whether your diluted earnings per share calculations are based on the more dilutive of the treasury stock or two-class method.

Response:  The Company acknowledges the Staff’s comment.  The Company has revised its accounting policy to disclose the methods used to calculate basic and diluted earnings per share.  The Company has also revised its financial statement footnote disclosures to present the calculation of pro forma basic and diluted earnings per share.  Additionally, the Company notes the following potential awards have been considered in calculation of basic and diluted earnings per share:

•                                          For the Company’s restricted stock awards (“RSAs”) to be granted to certain employees, recipients will have the right to receive dividend payments when dividends are declared and paid on our ordinary shares. These shares are considered participating securities and those shares are included in the computation of both basic and diluted earnings per ordinary share using the two-class method for participating securities, except during periods of net losses. Generally, the rights to dividends are the same for RSA recipients and other equity shareholders. Accordingly, the earnings per share is the same for both classes.

•                                          For certain restricted stock unit awards (“RSUs”) to be granted to directors and executive officers that entitle recipients to forfeitable dividend equivalent payments, those instruments are considered non-participating securities. These units are not included in the computation of basic earnings per share. These units are included in the computation of diluted earnings per share.

The Company currently has no pro forma RSAs or RSUs outstanding and none are being issued in connection with its initial public offering.

Exhibits

5.                                      We note your revised disclosure that OMAM intends to issue a non-interest bearing promissory note to OMGUK in the principal amount of $37.0 million (of which $18.5 million relates to the return of co-investment capital) which will be paid as funds become available from Affiliate distributions, subject to the maintenance of a minimum level of cash holdings. Please file the form of promissory note as an exhibit to your registration statement.

Response:  In response to the Staff’s comment, the Company will file the form of promissory note as an exhibit to the registration statement in an amended filing.

In response to the Staff’s verbal comment to consider SAB topic 5T, the impact on the Value Incentive Plan as disclosed on page 156, and the possible inclusion of the unrecognized compensation expense in the Pro Forma Financial Statements:

The Company has reviewed and considered SAB topic 5T (superseded by SAB 107) as well as other GAAP guidance and concluded that it has adequately disclosed and properly reflected the value and associated expense related to the Value Incentive Plan (VIP) in its historical consolidated financial statements through its disclosure in Footnote 18 on page F-51 under Cash-settled corporate awards.  Footnote 18 discloses that the expense recognized during the years ended December 31, 2013, 2012 and 2011 in relation to this plan was $3.8 million, $2.4 million and $1.3 million, respectively, while the unrecognized expense as of December 31, 2013 was $1.8 million.  The Company notes that the unrecognized expense will be recognized over 2014-2016 at approximately $0.6 million per annum.  In preparation of the Company’s Pro Forma Statement of Operations, the Company considered guidance from Article 11-02(a), which requires that “Pro Forma financial information should provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time.”  As noted in Footnote 18, the shares associated with the VIP were issued in a period prior to the Reorganization and are properly reflected and disclosed within the Company’s historical Financial Statements, with related expense recorded in the Company’s historical Statement of Operations.  Accordingly, no additional pro forma disclosure should be added as expenses related to the VIP have been properly included in the Company’s historical consolidated financial statements.

Thank you for your prompt attention to the Company’s response to the Staff’s comments.  Should you have any questions or comments with respect to this filing, please call me at (617) 369-7300, Floyd I. Wittlin at (212) 705-7466, Christina E. Melendi at (212) 705-7814, or Paul D. Tropp at (212) 859-8933.

Sincerely,

/s/ Stephen H. Belgrad

Stephen H. Belgrad

cc:                                Floyd I. Wittlin (Bingham McCutchen LLP)

Christina E. Melendi (Bingham McCutchen LLP)

Paul D. Tropp (Fried, Frank, Harris, Shriver & Jacobson LLP)